February 28, 2008

Via Facsimile and EDGAR

Securities and Exchange Commission

One Station Place

100 First Street, N.E.

Washington, D.C. 20249

Attn:

Barbara C. Jacobs, Assistant Director

Evan S. Jacobson

Re:

Network Equipment Technologies, Inc.

Registration Statement on Form S-3 filed January 3, 2008

File Number: 333-148442

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act, Network Equipment Technologies, Inc. (the “Company”) hereby requests hereby requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-148442) be accelerated so that it will become effective at 5:00 p.m., Washington, D.C. time, on March 3, 2008, or as soon thereafter as practicable.

The Company acknowledges that:

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Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Network Equipment Technologies, Inc.

/s/ JOHN F. MCGRATH, JR.

Vice President and Chief Financial Officer